FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Applications have been made to The UK Listing Authority and the London Stock Exchange for the following:

  a block listing of a further 15,000,000 Ordinary shares of US $0.50 each under the HSBC Holdings Executive Share Option Scheme; and
  a block listing of 5,000,000 Ordinary shares of US $0.50 each under the HSBC Holdings Group Share Option Plan.

Copies of this announcement are available from the registered office of HSBC Holdings plc for the period of 2 business days from the date hereof.

HSBC Holdings plc
8 Canada Square
London
E14 5HQ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 23, 2003